UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934*

November 30, 2005

Kappa Holding BV
(Translation of Registrant’s Name Into English)

The Netherlands
(Jurisdiction of Incorporation)

Dr. Holtroplaan 5
NL-5652 XR Eindhoven
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

*  This Form 6-K Equivalent is furnished pursuant to an indenture agreement.

Third Quarter 2005 Report

September 30, 2005

of

Kappa Packaging

(€ in millions)	Third Quarter 2005	Third Quarter 2004	% change	January – September 2005	January – September 2004	% change
Sales	700.1	693.9	+/+ 0.9%	2,099.7	2,113.2	-/- 0.6%
EBITDA (*)	83.6	100.2	-/- 16.6%	271.0	317.9	-/- 14.8%
EBITDA (*) as % of sales	11.9%	14.4%		12.9%	15.0%

(*):                           Before exceptional items of -/- €4.0 million in the third quarter of 2005 (third quarter of 2004: -/- €0.6 million).

Year-to-date September 2005, exceptional items amount to + €2.5 million, compared to -/- €4.7 million in the same period last year.

Eindhoven, November 24th, 2005

Forward-looking statements

Certain statements in this report are not historical facts and are “forward looking” (as such term is defined in the US Private Securities Litigation Reform Act of 1995). Words such as “believes”, “expects”, “may”, “intends”, “will”, “should” or “anticipates” and similar expression or the negative thereof are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements include, but are not limited to, statements regarding future results or occurrences. We caution you that any forward-looking statements involve predictions and are inherently subject to risks, uncertainties and assumptions.  We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein may not occur. More information about potential factors that could affect our business and financial results is included in Kappa Holding B.V.’s most recent annual report on Form 20-F, and the other reports submitted from time to time to the US Securities and Exchange Commission.

Use of Terms

Unless the context otherwise requires, references in this Third Quarter 2005 Report to the “Group”, “Kappa Packaging”, the “Company”, “we”, “our”, “ours” and “us” are to Kappa Holding B.V. and its subsidiaries.

Financial results, Kappa Packaging

(€ in millions)

General

Accounting principles

The accounting principles of Kappa Packaging did not change compared with the principles applied in the Group’s financial statements for 2004, except for the accounting principle related to employee benefits. As of January 1, 2005, the accounting for employee benefits changed as a result of the adoption of “International Accounting Standard 19 – Employee Benefits (IAS 19)” into the Dutch guidelines for Annual Reporting (“RJ271(new)”). The effect of the adoption of IAS 19, is an increase in the provisions for employee benefits of € 183 million (€ 163 million net of taxation) against equity as at January 1, 2005; the comparative figures for 2004 have, in accordance with Dutch GAAP, not been adjusted.

External reporting

The financial information included in the Third Quarter 2005 Report, including comparatives, is unaudited.

Third Quarter Results

Sales of Kappa Packaging increased by € 6.2 million, or 0.9%, to € 700.1 million in the third quarter of 2005 from € 693.9 million in the third quarter of 2004.

EBITDA (before exceptional items) of Kappa Packaging decreased by € 16.6 million, or 16.6%, to € 83.6 million in the third quarter of 2005 from € 100.2 million in the third quarter of 2004. The decrease is mainly the result of higher energy costs and lower average sales prices for containerboard and solid board, partly offset by higher sales volumes.

Compared to the second quarter of 2005, EBITDA (before exceptional items) of Kappa Packaging decreased by € 15.7 million, or 15.8%, from € 99.3 million, to € 83.6 million in the third quarter of 2005.

Results for the nine-month period ending September 30, 2005

Sales of Kappa Packaging for the nine-month period ending September 30, 2005 decreased by € 13.5 million, or 0.6%, to € 2,099.7 million from € 2,113.2 million in the comparable period of 2004. Increased sales volumes of 2.1% in both our Paper & Board segment (+3.2%) and Packaging segment (+0.8%) could not offset lower average sales prices.

EBITDA (before exceptional items) for the nine-month period ending September 30, 2005 decreased by € 46.9 million, or 14.8%, to € 271.0 million from € 317.9 million in the comparable period last year.

In the third quarter of 2005, Kappa Packaging realized a net exceptional loss of € 4.0 million, whereas in the comparable period last year an exceptional loss was incurred of € 0.6 million. The net exceptional loss in the third quarter of 2005 was mainly caused by additional costs for FTE reduction programs and plant closures.

EBITA (before exceptional items) for the nine-month period ending September 30, 2005 decreased by € 40.6 million, or 21.6%, to € 147.4 million from € 188.0 million in the comparable period last year, mainly reflecting decreased EBITDA of € 46.9 million.

Financial expenses for the nine-month period ending September 30, 2005 decreased by € 3.6 million, or 2.1%, to € 169.2 million from € 172.8 million in the comparable period of 2004.

The difference in effective tax rate on income before taxation for the nine-month period ending September 30, 2005 and 2004 compared to the weighted average statutory rate on a consolidated basis is mainly the result of permanent differences, including non-deductible goodwill amortization and other non-tax deductible expenses.

Financial review of Third Quarter 2005

Kappa Packaging (€ in millions)	Third Quarter 2005	% of sales	Third Quarter 2004	% of sales

Sales	700.1	100.0	693.9	100.0
Net change in work in progress and finished goods	(9.4)	(1.4)	(2.5)	(0.4)
Raw material costs	(250.8)	(35.8)	(245.7)	(35.4)
External services	(144.9)	(20.7)	(131.9)	(19.0)
Gross margin	295.0	42.1	313.8	45.2
Labor costs	(169.7)	(24.2)	(168.4)	(24.3)
Other operating costs	(41.7)	(6.0)	(45.2)	(6.5)
EBITDA (*)	83.6	11.9	100.2	14.4
Depreciation	(41.4)	(5.9)	(47.8)	(6.9)
EBITA (*)	42.2	6.0	52.4	7.5

(*):                           Before exceptional items of -/- €4.0 million in the second quarter of 2005 (third quarter of 2004:  -/- €0.6 million)

Sales

Sales of Kappa Packaging increased by € 6.2 million, or 0.9%, to € 700.1 million in the third quarter of 2005 from € 693.9 million in the third quarter of 2004.

Sales volumes in the third quarter of 2005 increased by 2.9% compared to the third quarter of 2004, due to higher sales volumes in both our Paper & Board segment (+3.9%) and Packaging segment (+1.8%).

Compared to the second quarter of 2005, sales volumes of Kappa Packaging decreased by 4.1%, as a result of lower sales volumes in both our Paper & Board segment (-/-3.8%) and Packaging segment (-/-4.4%).

Sales prices for testliner decreased in the third quarter of 2005 compared to the second quarter of 2005, whereas sales prices for solid board packaging products increased.

Raw material costs

Raw material costs increased by € 5.1 million, or 2.1%, to € 250.8 million in the third quarter of 2005 from € 245.7 million in the third quarter of 2004, mainly as a result of higher sales volumes (+2.9%). As a percentage of sales, raw material costs slightly increased to 35.8% from 35.4%.

Compared to the second quarter of 2005, raw material costs decreased by € 16.3 million, or 6.1%, from € 267.1 million to € 250.8 million mainly due to decreased sales volumes (-/-4.1%).

External services

External services increased by € 13.0 million, or 9.9%, to € 144.9 million in the third quarter of 2005. This increase was mainly the result of higher energy costs and freight charges.

Labor costs

Labor costs increased by € 1.3 million, or 0.8%, to € 169.7 million in the third quarter of 2005 from € 168.4 million in the third quarter of 2004 due to general wage increases and higher pension costs, partly offset by a decrease in the average number of full time and temporary employees by approximately 0.7%, mainly due to FTE-reduction programs and plant closures.

Other operating costs

Other operating costs decreased by € 3.5 million, or 7.7%, to € 41.7 million in the third quarter of 2005 from € 45.2 million in the third quarter of 2004.

EBITDA (*)

EBITDA (before exceptional items) of Kappa Packaging decreased by € 16.6 million, or 16.6%, to € 83.6 million in the third quarter of 2005 from € 100.2 million in the third quarter of 2004.

EBITDA in our Paper & Board segment decreased by € 28.0 million, whereas EBITDA in our Packaging segment increased by € 6.1 million. Corporate costs decreased by € 5.3 million mainly as a result of decreased intercompany profit elimination.

The EBITDA decrease in our Paper & Board segment is mainly the result of lower average sales prices for both containerboard and solid board and higher energy costs. The EBITDA increase in our Packaging segment is mainly the result of higher sales volumes (+1.8%) and an improvement of the gross margin, mainly due to lower average prices for both containerboard and solid board.

EBITA (*)

EBITA (before exceptional items) of Kappa Packaging decreased by € 10.2 million, or 19.5%, to € 42.2 million in the third quarter of 2005 from € 52.4 million in the third quarter of 2004. This decrease was due to decreased EBITDA (€ 16.6 million) and lower depreciation expenses (€ 6.4 million).

Compared to the second quarter of 2005, EBITA of Kappa Packaging decreased by € 17.1 million, or 28.8%, from € 59.3 million in the second quarter of 2005 mainly as a result of decreased EBITDA (€ 15.7 million) and higher depreciation expenses (€ 1.4 million).

Liquidity and cash flow

(€ in millions)

The net cash outflow of Kappa Packaging for the nine-month period ending September 30, 2005 amounted to € 172.2 million, compared to € 36.4 million in the comparable period last year.

Kappa Packaging realized a net cash inflow from commercial operations of € 160.3 million compared to a net cash inflow of € 236.5 million in the same period last year. This reflects a decrease of € 76.2 million, which is mainly the result of decreased EBITDA before exceptional items (-/-€ 46.9 million) and increased working capital (-/-€ 29.2 million).

The increase in interest paid of € 20.5 million, from € 99.9 million in the nine-month period ending September 30, 2004 to € 120.4 million in the comparable period of 2005, is mainly the result of the fact that the interest on the senior subordinated discount notes became cash interest payable on a semi-annual basis as from July 15, 2004 (, whereas the interest accrued as non-cash interest prior to July 15, 2004).

Corporate income taxes paid decreased in the nine-month period ending September 30, 2005 to € 5.8 million from € 8.0 million in the comparable period last year.

As a result, Kappa Packaging realized a net cash inflow from operating activities of € 34.1 million in the nine-month period ending September 30, 2005 compared to a net cash inflow of € 128.6 million in the comparable period last year.

The net cash outflow from investing activities increased by € 34.6 million to € 124.6 million in the nine-month period ending September 30, 2005 from € 90.0 million in the comparable period last year, mainly due to higher capital expenditures. Capital expenditures, net of insurance proceeds received, amounted to € 124.9 million in the nine-month period ending September 30, 2005, compared to € 88.4 million in the same period last year, mainly as a result of timing of the projects.

Kappa Packaging realized a net cash outflow from financing activities of € 81.7 million in the nine-month period ending September 30, 2005 compared to a net cash outflow of € 75.0 million in the comparable period of 2004. The redemption payments on the Senior Debt increased to € 74.8 million in the nine-month period ending September 30, 2005 from € 61.7 million in the comparable period last year.

As a result cash and cash equivalents decreased with € 177.9 million (including translation movements of -/-€ 5.7 million) to € 66.7 million as at September 30, 2005 from € 244.6 million as at December 31, 2004.

Segmentation

The operations of Kappa Packaging consist of two businesses, the paper and board business (“Paper & Board”) and the corrugated and solid board packaging business (“Packaging”). The Paper & Board business uses woodchips and recovered paper to produce corrugated case materials, solid board case materials and speciality/graphic board, whereas the Packaging business uses corrugated case materials and solid board case materials as raw material for the production and sale of corrugated and solid board packaging.

The segment income (EBITA) for the third quarter of both 2005 and 2004 is based on earnings before interest, tax and amortization. Corporate items are not allocated to the segments and include costs incurred by the corporate head office as well as costs and assets relating to geographical holding companies.

It should be noted that the total of amounts provided in any segment analysis below will not necessarily equal amounts shown on a consolidated basis due to intercompany eliminations and corporate items.

Paper & Board

Paper & Board (€ in millions)	Third Quarter 2005	% of sales	Third Quarter 2004	% of sales

Sales	302.2	100.0	316.6	100.0
Net change in work in progress and finished goods	(1.4)	(0.5)	(1.0)	(0.3)
Raw material costs	(123.3)	(40.8)	(117.3)	(37.0)
External services	(81.4)	(26.9)	(73.3)	(23.2)
Gross margin	96.1	31.8	125.0	39.5
Labor costs	(44.9)	(14.9)	(44.3)	(14.0)
Other operating costs	(14.6)	(4.8)	(16.1)	(5.1)
EBITDA (*)	36.6	12.1	64.6	20.4
Depreciation	(18.6)	(6.1)	(18.9)	(6.0)
EBITA (*)	18.0	6.0	45.7	14.4

(*):                           Before exceptional items

Sales

Sales of the Paper & Board segment decreased by € 14.4 million, or 4.5%, to € 302.2 million from € 316.6 million, mainly as a result of lower average sales prices for both containerboard and solid board. Sales volumes in the third quarter of 2005 increased by 3.9% compared to the third quarter of 2004.

Compared to the second quarter of 2005, sales decreased by € 22.5 million, or 6.9%, from € 324.7 million, mainly due to lower average sales prices for recycled fiber based containerboard and solid board as well as decreased sales volumes (-/-3.8%).

Raw material costs

Raw material costs increased by € 6.0 million, or 5.1%, to € 123.3 million from € 117.3 million, mainly due to higher sales volumes (+3.9%). As a percentage of sales, raw material costs increased to 40.8% from 37.0%, mainly due to lower average sales prices.

Compared to the second quarter of 2005, raw material costs decreased by € 7.6 million, or 5.8%, from € 130.9 million, mainly due to decreased sales volumes (-/-3.8%).

External services

External services increased by € 8.1 million, or 11.1%, to € 81.4 million from € 73.3 million mainly due to higher energy costs.

Labor costs

Labor costs increased by € 0.6 million, or 1.4%, to € 44.9 million from € 44.3 million, due to general wage increases and higher pension costs, partly offset by a decrease in the average number of full time and temporary employees, mainly due to FTE-reduction programs.

Other operating costs

Other operating costs decreased by € 1.5 million, or 9.3%, to € 14.6 million from € 16.1 million.

EBITDA (*)

EBITDA (before exceptional items) of the Paper & Board segment decreased by € 28.0 million, or 43.3%, to € 36.6 million in the third quarter of 2005 from € 64.6 million in the third quarter of 2004.

Packaging

Packaging (€ in millions)	Third Quarter 2005	% of sales	Third Quarter 2004	% of sales

Sales	545.8	100.0	538.6	100.0
Net change in work in progress and finished goods	(8.1)	(1.5)	(1.6)	(0.3)
Raw material costs	(277.9)	(50.9)	(289.0)	(53.6)
External services	(63.5)	(11.6)	(58.5)	(10.9)
Gross margin	196.3	36.0	189.5	35.2
Labor costs	(119.5)	(21.9)	(117.6)	(21.8)
Other operating costs	(29.1)	(5.4)	(30.3)	(5.7)
EBITDA (*)	47.7	8.7	41.6	7.7
Depreciation	(21.5)	(3.9)	(27.9)	(5.2)
EBITA (*)	26.2	4.8	13.7	2.5

(*):                           Before exceptional items

Sales

Sales of the Packaging segment increased by € 7.2 million, or 1.3%, to € 545.8 million from € 538.6 million, mainly as a result of higher sales volumes and higher average sales prices for solid board packaging products, partly offset by lower average sales prices for corrugated packaging products. Sales volumes in the third quarter of 2005 increased by 1.8% compared to the third quarter of 2004.

Compared to the second quarter of 2005, sales decreased by € 26.8 million, or 4.7%, to € 545.8 million from € 572.6 million, mainly as a result of lower sales volumes (-/-4.4%).

Raw material costs

Raw material costs of the Packaging segment decreased by € 11.1 million, or 3.8%, to € 277.9 million from € 289.0 million, mainly due to lower average prices for both containerboard and solid board. As a percentage of sales, raw material costs decreased to 50.9 % from 53.6%.

Compared to the second quarter of 2005, raw material costs decreased by € 28.9 million, or 9.4%, to € 277.9 million from € 306.8 million, mainly due to lower average prices for recycled fiber based containerboard and solid board and decreased sales volumes (-/- 4.4%).

External services

External services increased by € 5.0 million, or 8.5%, to € 63.5 million from € 58.5 million, mainly due to increased freight charges and energy costs.

Labor costs

Labor costs increased by € 1.9 million, or 1.6%, to € 119.5 million from € 117.6 million, due to general wage increases and higher pension costs, partly offset by a decrease in the average number of full time and temporary employees, mainly due to FTE-reduction programs and plant closures.

Other operating costs

Other operating costs decreased by € 1.2 million, or 4.0%, to € 29.1 million from € 30.3 million.

EBITDA (*)

EBITDA (before exceptional items) of the Packaging segment increased by € 6.1 million, or 14.7%, to € 47.7 million in the third quarter of 2005 from € 41.6 million in the third quarter of 2004.

Kappa Packaging - Consolidated statements of income

(€ in millions)	Third Quarter 2005	Third Quarter 2004	January – September 2005	January – September 2004

Sales	700.1	693.9	2,099.7	2,113.2

Net change in work in progress and finished goods	(9.4)	(2.5)	9.6	4.5

Net sales including net change in work in progress and finished goods	690.7	691.4	2,109.3	2,117.7

Raw materials	(250.8)	(245.7)	(760.8)	(754.0)
External services	(144.9)	(131.9)	(431.5)	(399.2)

Gross margin	295.0	313.8	917.0	964.5

Labor costs	(172.4)	(169.0)	(524.2)	(516.1)
Depreciation and amortization	(47.5)	(55.1)	(143.4)	(151.6)
Other operating costs	(43.0)	(45.2)	(119.3)	(135.2)

Operating result	32.1	44.5	130.1	161.6

Net financial items	(55.0)	(55.4)	(169.2)	(172.8)

Result before taxation	(22.9)	(10.9)	(39.1)	(11.2)

Taxation	(2.9)	4.4	(12.5)	(3.7)
Income from participations	—	0.1	0.6	0.3
Minority interests	—	—	0.1	—

Net result	(25.8)	(6.4)	(50.9)	(14.6)

Kappa Packaging - Consolidated EBITDA and EBITA

(€ in millions)	Third Quarter 2005	Third Quarter 2004	January – September 2005	January – September 2004

Operating result	32.1	44.5	130.1	161.6
Depreciation and amortization	47.5	55.1	143.4	151.6
Exceptional items	4.0	0.6	(2.5)	4.7

EBITDA before exceptional items	83.6	100.2	271.0	317.9

Depreciation	(41.4)	(47.8)	(123.6)	(129.9)

EBITA before exceptional items	42.2	52.4	147.4	188.0

Kappa Packaging - Consolidated balance sheets

(€ in millions)	September 30, 2005	December 31, 2004

Fixed assets
Intangible fixed assets	808.6	827.2
Tangible fixed assets	1,607.6	1,596.8
Financial fixed assets	50.2	59.4

Total fixed assets	2,466.4	2,483.4

Current assets
Inventories	274.7	264.2
Accounts receivable	450.5	413.6
Other receivables	11.4	12.2
Taxation and social security	29.6	25.5
Prepayments and accrued income	22.3	14.3
Cash and cash equivalents	66.7	244.6

Total current assets	855.2	974.4

TOTAL ASSETS	3,321.6	3,457.8

Group equity (*)	(198.4)	19.6

Shareholders’ loans	776.1	732.6

Provisions (*)	415.9	256.9

Long-term liabilities	1,626.7	1,705.1

Current liabilities
Bank overdrafts	1.5	12.1
Short-term portion of long-term liabilities	167.8	159.4
Accounts payable	280.9	342.0
Other payables	5.4	6.0
Taxation and social security	47.4	36.3
Accrued interest	35.2	42.9
Other accrued expenses and deferred income	163.1	144.9

Total current liabilities	701.3	743.6

TOTAL EQUITY AND LIABILITIES	3,321.6	3,457.8

(*)       The adoption of the new Dutch guidelines for Annual Reporting regarding employee benefits as from January 1, 2005 resulted in an increase in provisions and decrease of group equity of €163.0 million.

Kappa Packaging - Group equity

The changes in group equity are as follows:

(€ in millions)	Group equity	Shareholders’ equity	Minority interests

Balance at January 1, 2005	19.6	18.0	1.6

Adoption of new Dutch guidelines for Annual Reporting regarding employee benefits	(163.0)	(163.0)	—

Adjusted balance at January 1, 2005	(143.4)	(145.0)	1.6

Net result	(50.9)	(50.8)	(0.1)
Translation differences	(4.1)	(4.1)	—

Balance at September 30, 2005	(198.4)	(199.9)	1.5

Kappa Packaging - Consolidated statements of cash flow

(€ in millions)	January 1, – September 30, 2005	January 1, – September 30, 2004

Cash flow from commercial operations	160.3	236.5

Interest paid	(120.4)	(99.9)
Income taxes paid	(5.8)	(8.0)

Net cash flow from operating activities	34.1	128.6

Cash flow from investing activities
Net investment in tangible fixed assets	(133.8)	(88.4)
Insurance proceeds property damage	8.9	—
Net investment in financial fixed assets	1.1	(0.5)
Net investment in intangible fixed assets	(0.8)	(1.1)

Net cash flow from investing activities	(124.6)	(90.0)

Cash flow before financing activities	(90.5)	38.6

Cash flow from financing activities
Net change in long-term liabilities	(79.5)	(67.5)
Net change in bank overdrafts	(10.6)	1.3
Currency hedge USD senior notes principal	8.4	(8.8)

Net cash flow from financing activities	(81.7)	(75.0)

Change in cash and cash equivalents	(172.2)	(36.4)

Cash and cash equivalents beginning of period	244.6	240.7

Translation movements on cash and cash equivalents	(5.7)	4.6

Cash and cash equivalents end of period	66.7	208.9

Supplemental Guarantor Footnote

Separate financial statements for Kappa Packaging B.V. and Kappa Beheer B.V. have not been filed because management has determined that such financial statements are not material information for investors. Presented below is consolidating information for Kappa Beheer B.V., the issuer of debt securities guaranteed by Kappa Holding B.V., Kappa Holding B.V., Kappa Packaging B.V. and the subsidiaries of Kappa Packaging B.V. (“Kappa Packaging Subsidiaries”).

Kappa Beheer B.V., Kappa Packaging B.V. and the Kappa Packaging Subsidiaries are direct or indirect wholly-owned subsidiaries of Kappa Holding B.V. Pursuant to the debt securities issued by Kappa Beheer B.V. and the related indentures, Kappa Packaging B.V. and Kappa Holding B.V. jointly and severally, fully and unconditionally guarantee Kappa Beheer’s debt securities. Kappa Holding B.V. is the parent guarantor and Kappa Packaging B.V. is the subsidiary guarantor.

The Group has not provided reconciliations from Dutch GAAP to US GAAP for the columns relating to the guarantor entities as such reconciliations would not materially affect an investor’s understanding of the nature of the guarantee. The majority of the reconciling items between Dutch GAAP and US GAAP relate to the operating activities of the non-guarantor subsidiaries and these amounts would only affect the guarantors’ investment in group companies and equity earnings of subsidiaries, except for the adjustment related to preference shares (including accreted dividends) issued by Kappa Holding B.V. and certain financial instruments issued by Kappa Packaging B.V.

Kappa Packaging Group - Consolidated statement of income

Third Quarter 2005

	Consolidated		Non- Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
(€ in millions)	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.

Sales	700.1	—	700.1	—	—	—
Net change in work in progress and finished goods	(9.4)	—	(9.4)	—	—	—

Net sales including net change in work in progress and finished goods	690.7	—	690.7	—	—	—
Raw material costs	(250.8)	—	(250.8)	—	—	—
External services	(144.9)	—	(144.9)	—	—	—
Labor costs	(172.4)	—	(172.4)	—	—	—
Other operating costs	(43.0)	—	(43.0)	—	—	—
Depreciation and amortization	(47.5)	—	(47.4)	(0.1)	—	—

Total operating costs and expenses	(658.6)	—	(658.5)	(0.1)	—	—

Operating income	32.1	—	32.2	(0.1)	—	—

Interest income/(expense)	(40.6)	—	(52.8)	1.4	10.8	—
Interest income/(expense) Holding/Beheer loan	—	—	—	—	(15.1)	15.1
Interest expense Shareholders’ loans	(14.4)	—	—	—	—	(14.4)

Income before income taxes	(22.9)	—	(20.6)	1.3	(4.3)	0.7
Income taxes	(2.9)	—	(4.3)	0.3	1.3	(0.2)
Income from participations	—	—	—	—	—	—
Minority interests	—	—	—	—	—	—

Income before share in earnings of subsidiaries	(25.8)	—	(24.9)	1.6	(3.0)	0.5
Share in earnings of subsidiaries	—	74.5	—	(24.9)	(23.3)	(26.3)
Net income/(loss)	(25.8)	74.5	(24.9)	(23.3)	(26.3)	(25.8)

Kappa Packaging Group - Consolidated balance sheet

September 30, 2005

	Consolidated		Non-Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
(€ in millions)	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.
Assets
Cash and cash equivalents	66.7	—	66.7	—	—	—
Accounts receivable	450.5	—	450.5	—	—	—
Other receivables	63.3	—	58.2	0.2	4.9	—
Inventories	274.7	—	274.7	—	—	—

Total current assets	855.2	—	850.1	0.2	4.9	—
Investments in Group companies	—	370.6	—	12.4	(179.3)	(203.7)
Loans to Group companies	—	(3,698.1)	—	2,236.1	1,462.0	—

Total investments and advances affiliates	—	(3,327.5)	—	2,248.5	1,282.7	(203.7)
Tangible fixed assets	1,607.6	—	1,607.6	—	—	—
Intangible fixed assets	808.6	—	788.9	19.7	—	—
Other non-current assets	50.2	—	25.3	19.4	5.5	—
	3,321.6	(3,327.5)	3,271.9	2,287.8	1,293.1	(203.7)
Liabilities
Bank overdrafts	1.5	—	1.5	—	—	—
Current portion of term loan facilities	163.4	—	—	163.4	—	—
Current portion of other long-term liabilities	4.4	—	4.4	—	—	—
Other current liabilities	532.0	—	494.4	18.0	19.6	—

Total current liabilities	701.3	—	500.3	181.4	19.6	—
Long-term debt due to Group companies	—	(3,698.1)	2,332.0	1,361.8	—	4.3
Term loan facilities	922.5	—	—	922.5	—	—
Senior subordinated notes	693.0	—	—	—	693.0	—
Other long-term debt	11.2	—	11.2	—	—	—

Total long-term liabilities	1,626.7	(3,698.1)	2,343.2	2,284.3	693.0	4.3
Provisions	415.9	—	415.9	—	—	—
Shareholders’ loans	776.1	—	—	—	—	776.1
Kappa Holding/Kappa Beheer loan	—	—	—	—	784.2	(784.2)
Minority interests	1.5	—	0.1	1.4	—	—

Share capital	0.8	—	—	—	—	0.8
Additional paid-in capital	152.9	(598.0)	295.6	151.2	151.2	152.9
Retained earnings	(322.9)	898.9	(274.9)	(299.8)	(324.2)	(322.9)
Cumulative translation adjustment	(30.7)	69.7	(8.3)	(30.7)	(30.7)	(30.7)

Total Shareholders’ equity	(199.9)	370.6	12.4	(179.3)	(203.7)	(199.9)
	3,321.6	(3,327.5)	3,271.9	2,287.8	1,293.1	(203.7)

Kappa Packaging - Consolidated statement of cash flow

January 1 - September 30, 2005

	Consolidated	Non– Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
(€ in millions)	Kappa Packaging Group	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.

Net cash flow from operating activities	34.1	34.1	—	—	—

Cash flow from investing activities
Investments, net in tangible fixed assets	(133.8)	(133.8)	—	—	—
Insurance proceeds property damage	8.9	8.9	—	—	—
Investments, net in financial fixed assets	1.1	1.1	—	—	—
Investments, net in intangible fixed assets	(0.8)	(0.8)	—	—	—

Cash flow from investing activities	(124.6)	(124.6)	—	—	—

Cash flow before financing activities	(90.5)	(90.5)	—	—	—

Cash flow from financing activities
Net change in long-term liabilities	(79.5)	(4.7)	(74.8)	—	—
Net change in bank overdrafts	(10.6)	(10.6)	—	—	—
Currency hedge USD senior notes principal	8.4	—	—	8.4
Intercompany receivables, net	—	(66.4)	74.8	(8.4)

Net cash flow from financing activities	(81.7)	(81.7)	—	—	—

Change in cash and cash equivalents	(172.2)	(172.2)	—	—	—

Cash and cash equivalents beginning of period	244.6	244.6	—	—	—

Translation movements on cash and cash equivalents	(5.7)	(5.7)	—	—	—

Cash and cash equivalents end of period	66.7	66.7	—	—	—

Supplemental cash flow information
Interest paid	(120.4)	(0.4)	(44.4)	(75.6)	—
Income taxes paid	(5.8)	(5.8)	—	—	—

Summary of differences between Dutch Generally Accepted Accounting Principles and US Generally Accepted Accounting Principles

The Third Quarter 2005 Report has been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP).

The effect of the application of US GAAP to net income and shareholders’ equity is set out in the tables below.

(€ in millions)	Third Quarter 2005	Third Quarter 2004

Net income/(loss) under Dutch GAAP	(25.8)	(6.4)

a) Goodwill adjustments – amortization	6.2	6.1
b) Tangible fixed assets – impairment and accumulated depreciation	1.8	0.2
c) Restructuring and other provisions	(1.6)	0.4
d) Other intangible fixed assets	0.1	0.1
e) Financial instruments	9.7	4.3
f) Pensions – pension costs	(1.5)	0.7
g) Preference shares	(3.3)	—
h) Deferred tax assets	2.8	(5.8)
i) Insurance proceeds	—	(1.6)
Deferred tax on US GAAP adjustments	(2.8)	(1.3)

Net income/(loss) under US GAAP	(14.4)	(3.3)

(€ in millions)	September 30, 2005	December 31, 2004

Shareholders’ equity under Dutch GAAP	(199.9)	18.0

a) Goodwill adjustments – acquisitions	(89.4)	(89.4)
a) Goodwill adjustments – amortization	97.1	78.5
b) Tangible fixed assets – impairment and accumulated depreciation	(31.9)	(37.3)
c) Restructuring and other provisions	5.3	6.7
d) Other intangible fixed assets	(0.3)	(0.6)
e) Financial instruments	(22.4)	(22.2)
f) Pensions – liability	87.5	(91.4)
g) Preference shares	(225.9)	(216.3)
h) Deferred tax assets	(49.4)	(29.4)
Deferred tax on US GAAP adjustments	47.7	47.7

Shareholders’ deficit under US GAAP	(381.6)	(335.7)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KAPPA HOLDING B.V.

By:
	Name:	G.P.F. Beurskens
	Title:	President/Managing Director

Dated: November 30, 2005